Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

September 12, 2011

Excerpts from NYSE Euronext Presentation at Barclays Capital Global Financial Services Conference

Participants:

Larry Leibowitz; NYSE Euronext; COO

Stephen Davidson; NYSE Euronext; VP IR

Roger Freeman; Barclays Capital; Analyst

Roger Freeman: All right, we are going to go ahead and get started here. I am sure there will be a few more folks trickling in. But just for purposes of the webcast, my name is Roger Freeman. I cover the brokers, exchanges, asset managers for Barclays. I want to welcome you all to the 2011 Financial Services Conference. There should be a lot of content to cover these next three days, so thank you.

To start out, we are happy to have NYSE Euronext this morning. It seems like every year when I introduce you there has been a laundry list of things that has kept you engaged over the past year. And this year is no exception, with significant fluctuations obviously on the volume front over the course of the summer and, for NYSE Euronext in particular, the forthcoming merger with Deutsche Boerse, which has obviously kept the Company occupied and offers some pretty interesting growth opportunities going forward.

So we are happy to have COO Larry Leibowitz present here today; and we have Stephen Davidson from IR in the audience as well. So with that, I will pass it on. Thanks.

Larry Leibowitz: Thank you, sir.

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As we all know, if there is any business transaction volume at all, we generate a lot of cash. Right now we are in a mode where we already pay a pretty high dividend, but we can’t buy back stock very easily because of the deal. We are limited as to what we can do because of the deal.

But we both — both we and Deutsche Boerse — have announced a special dividend that will get rid of some of that cash. But we have also talked about in general one of the benefits of this merger is the strength of the balance sheet, generation of cash flow, ability to pay a dividend, but also to have cash on hand to do things — whether that is acquisitions strategically, share buybacks, or special dividends, things like that.

Obviously there are some regulatory issues and things like that. But we feel there is significant flexibility in our current balance sheet and of course in a combined situation.

This is a slide that we rolled out I believe in the last quarterly earnings. It shows — and actually probably in our shareholder meeting. Shows the strength of our business across our platform, the diversified financial services platform starting at the clearing and moving all the way out. You see the strength that we have and some of the areas where either we have no coverage, like settlement and custody, or light coverage, like clearing, risk management, global exchange links.

In our mind strategically, in addition to all the other benefits of the Deutsche Boerse deal — strength of derivatives, providing a clearing solution, cost synergies, the huge balance sheet — this really does fill out our portfolio and give us strength across the board in the value chain. Emphasis on settlement and custody, which we — some of these areas that we think are strong in Deutsche Boerse could be made even stronger in the combined entity just by more aggressive activity.

We announced this, these synergies. Again no surprise here. This was from the initial announcement, the EUR300 million. We increased it to EUR400 million sometime during the whole process between the NASDAQ bid and other things. But in general this is the breakdown of the cost synergies.

What we like about it is, if you recall the Euronext deal, we had announced $275 million — in dollars — of which $250 million was technology. Now one of the reasons we ended up outperforming on those synergies was not only did we get more than the tech synergies, we actually found significantly more savings on the corporate side in other non-tech areas.

Likewise here, if you look at the breakdown, technology is a decent number, EUR130 million. But it is not the lion’s share. It is pretty well spread through the platform.

A good chunk of this is in clearing, which that is really the effect of in-sourcing it and consolidating costs. So there is a lot of benefits to this deal. We think that this is a very achievable number.

We have talked a little bit about revenue synergies. We are much more confident on cost synergies, just because those are ones you can touch and control. But we clearly think that there’s a lot of revenue synergies in this deal, a good chunk of which are really from in-sourcing clearing and turning what is an outsourced situation into us getting revenues from clearing.

Obviously that is offset by some costs, but that is accounted for on the cost side. So we believe that there is a number of sources of revenue synergies. These are all things we have talked about before.

Okay, integration planning. When I got to NYSE Euronext in July of 2007, the deal had closed about three months prior and integration was really in the early stages. There was still a question as to whether — how tightly to integrate Euronext anyway.

Because Euronext had always been a federation of exchanges, meaning power sources in Brussels and Lisbon, and they had not even integrated things like HR and finance. So for example, when we needed to get financials we had to get spreadsheets from each of the offices.

So that was a complete mindset shift for Euronext. It really took us a while to get everybody on the same page and really gain the momentum there and, to be honest, make some of the hard decisions.

I think in contrast to that, the Deutsche Boerse deal has been much more positive and productive and proactive in terms of having an active integration team. There is a business lead from each side on that. That would be — that’s me and Andreas. Andreas Preuss.

There is a very strong full-time integration team looking within the bounds of what is allowed currently by antitrust. Because remember, there are certain things we can’t do. But really planning for highlighting hard decisions; making sure that we have the analytics behind them; doing the best we can so that when this deal is finalized we can hit the ground running.

For those who haven’t seen this, I think we have talked about this as well, the timeline on the EU competition review. Phase 1 ended in August 4, and as expected we moved to Phase 2. I don’t know if was any way that we would not have gone to Phase 2.

That gives 90 additional working days, with a couple of chances to extend, but not by very much. We are going through the process right now, where they file an objection letter which is they have statements of objectives and then objections that we respond to.

This is an iterative process. It is a formalized process. We expect, for example, that competitors will list all the reasons that this is the worst thing ever for the world; and then we respond and I have got to poll interested parties — whether that is clearinghouses, brokers, prop trading houses, investment banks, etc. — and try to come up with a view by the end of the year.

Now, we believe that there is a huge amount of benefit in this merger, whether it is freeing of capital by cross-margin and across our many products which currently do not compete. We think it greatly improves the efficiency of the EU capital markets in terms of risk management, real-time risk management across the yield curve.

Because right now we have the short end and they have the long end, we actually don’t compete with each other right now. We think that by putting these together that provides a lot of efficiencies for customers, but also a much better view for regulators of consolidated risk.

We think that the impact on competition is negligible. I mean clearly, there have arisen challenges to our markets in the last year — whether it is CME launch, whether it is LSE launch, whether it is BATS talking about launching. There’s a lot of products that are going out there to compete.

The reality is our products don’t overlap right now with Deutsche Boerse, and we don’t think that competition will be meaningfully decreased. We think that by putting clearing together, particularly on the cash side, we will be fully in keeping with the thinking on interoperability and where things go on the clearing side.

Now there were some articles prior to last week — and I am sure we will get a question on it, but I will hit some of it right now — talking about that there would be, there is a deal between DG Comp to let this go through and allow the EU Commission and EMIR and MiFID to handle competition in derivatives, with the thought that they would strike down the vertical silos.

Now DG Comp over the weekend issued a statement that said there is no such deal. We are aware of no such deal, and we are proceeding as before along the normal path.

There are processes in EMIR, etc., along the lines of derivatives regulation. The latest path to the legislation was just for over-the-counter derivatives and specifically excluded listed derivatives.

Obviously the MiFID II review will look at some of these things. But there is no — to our knowledge and to DG Comp’s public explanation — no explicit deal at this point.

So right now we think that this is a great time to do this deal. We think strategically we were moving from a position of strength anyway.

Our management team had worked through significant integration, whether it was Arca, Euronext, Amex, and a number of other deals, we had made significant progress in positioning new products but also in cutting our costs. And we thought that strategically this was a great time to do this deal.

We have come out of a period where it was tough to do deals because stocks had been hammered by the financial crisis — not that anything has changed now — but at the time stocks had been hammered. And then they recovered, and you saw a bunch of deals in this space. Obviously many of them have not come to fruition for particular reasons, which illustrates how hard it is to do deals in this space.

That is why we think that this is a great time for this deal. We think we have the right management team. We think they have the right management team. We think it is a great combination.

And we think that this is the right deal to do and it is the right time to do it. We are going to talk I am sure a lot more about that in Q&A.

So Roger, if you want to — I think we sort of powered through that a little bit. Would be happy to backtrack if anyone has questions on any of the slides, but just generally open it to Q&A, if you want to fire away to start or let the crowd. Whatever you want to do.

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Unidentified Audience Member: Larry, any comments on the LSE’s potential acquisition around LCH, and how it either affects the ability for you to get your deal approved or changes in competitive dynamics? I know that you are planning on moving your futures clearing to the new clearinghouse. What the implications of that might be.

Larry Leibowitz: Sure. So I am not a comment on London’s strategic rationale because that is their problem. But clearly it would show, if they did this, they would own a pretty large derivatives clearinghouse in Europe. It would be hard for them to say that they can’t do that.

You might think it might be helpful to us; maybe not. I think it is still too early.

The LCH saga seems like it has had more twists and turns over the last five years than any. It is a very difficult organization from an unwieldy governance standpoint.

That was our position from the start. We weren’t trying to create a silo. In fact, what we were trying to do is gain control of our destiny because we had been unable — or it had been very difficult for us — to get the costs down that our customers were paying for clearing.

That is where this all started, was — particularly in the equities arena, our competitors EMCF and EuroCCP were charging somewhere around a third that LCH was charging to our customers. While it wasn’t a cost to us, it was a burden for our customers. It took extreme wrangling to get those costs down, and they are still not where they need to be.

We think that they have outdated technology. We think that they have a difficult governance structure based on who is on it. That was really our rationale for getting out of it even before the Deutsche Boerse deal.

So on the other hand we always maintained the position that, should they fix the governance problems, should they commit to fixing the technology, we were open to either recapitalizing or changing the ownership. We have had several goes at it; it has just been very difficult.

Part of that is the governance. Part is I think that management versus what the owners want, it’s a really difficult situation. So that is why we felt like we needed a clean break to enact a solution.

So we are still in discussions. We are still obviously open to a good solution with LCH. But on the other hand we were already making preparations to go our own way; and if the Deutsche Boerse deal goes through, well, that hands us a solution, whether that is listed equities or listed for derivatives.

And we could end up with a hybrid solution, where we wrap listed equities in one place and listed derivatives in another. But we are fully prepared that that won’t be the case.

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Unidentified Audience Member: Thanks. Just a separate question on STOXX. So Deutsche Boerse owns the STOXX franchise. I was just curious on what opportunities you see with STOXX as a combined entity.

Then a second question on Clearstream. Interesting business. What opportunities do you see with Clearstream, whether there is any synergies that you can immediately identify given your experience?

Larry Leibowitz: I mean I think it is a little early on both of those to specifically identify opportunities. But clearly we think that these are both interesting areas and would like to expand the stocks franchise.

We think Clearstream, first, will provide a solution for us potentially with our business, so that is a synergy right away. But I think that the value chain that Deutsche Boerse has from settlement on up, asset management, etc., there are some pretty good synergies. We are just not ready to give out details on priorities right now, to be honest.

Roger Freeman: Let me ask, just as we think about the synergies from the deal, to the extent that there are issues that you have to address from a competition standpoint, how did you factor in the possibility of that into the revenue synergy guidance you gave? For example, if clearing were to become more open, and as a result there were competitive attempts to build liquidity in some of those products, and there was a pricing response, taking that down the path, is there a buffer for any of that in your numbers? Or is there also a conservatism that accounts for that?

Larry Leibowitz: I think in general it is conservatism that accounts for it. I mean we tried to be conservative going into the model. I don’t know that we have build a specific buffer in for competition remedies. But we were pretty conservative all along in the way we built this model up.

So clearly where the stock is trading now they are basically assuming that every major disaster occurs and we get hit 100% for it.

Roger Freeman: Right. Let me just ask one last one, if there is nothing else. This is more broader volume question.

A lot of people are trying to figure out what are base levels of at least cash equities volumes. Obviously a difficult question to answer.

But what do you think the impact is of less leverage in the hedge fund universe, for example? You look at AUM levels back to where they were before the crisis; and you say — well that money is active in the way that it was. But yet total capital being driven by these asset managers is less, because they don’t have the leverage that they did.

Clearly that plays out in some way in terms of volumes and securities. Do you have any thoughts on what kind of impact does that —?

Larry Leibowitz: Yes, I mean that deleveraging, the process yields volume immediately as people are trading out of positions. Then you would expect that there is less volume.

But derivative volume in general has been pretty healthy, and we have been through a pretty big deleveraging over the last four years, whether it is the banks themselves or the hedge funds. Right? Because they both had to delever. And yet derivative volumes are pretty heavy.

I think it is much less impactful on the equities side because the equities funds don’t tend to leverage as high anyway. In general, in the US we expect equities volumes just in the long term to grow 10%-ish, maybe a little bit more than that. And then there is a lot of fluctuation around that.

In Europe we would expect it to be slightly higher than that because the market is still adjusting to a fragmented market structure. Where you have multiple trading venues, that multiplies volume a little bit.

The US went through that change first when the ECN war happened; and then second in Reg NMS. You saw significant lifts of volume that occurred because of that, above long-term growth rates. But I think a longer-term growth rate, 10%-ish — it’s a pretty mature market at least in the US.

In derivatives there is a bit more in. Remember that not only are you — you know, you are seeing multiple effects at once. You are seeing deleveraging, but you’re also seeing more use of the derivatives. You are also seeing commodities grow and derivatives on commodities grow. I mean there is a lot of stuff going on, all at the same time.

Then depending on what happens with over-the-counter, if that pushes them more towards listed products that could change the dynamic as well. So there is a lot of question marks there.

Roger Freeman: All right. I think that puts us out of time. Thanks a lot, Larry. Appreciate it.

Larry Leibowitz: Great. Thanks.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.